UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.
(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders (the “Meeting”) of Color Star Technology Co., Ltd., a Cayman Islands company (the “Company”), was held on December 1, 2021 at 8:00 p.m. E.T. (i.e., December 2, 2021 at 9:00 a.m., Beijing time) at the Auwei Hotel, No. 2 Qilong Road, Longshan Street, Yubei District, Chongqing, China. A total of 61,375,198 shares, or 42.3%, of the outstanding ordinary shares voted.

The following proposal was passed by votes of the shareholders at the Meeting:

Proposal No. 1 - Increase in Authorized Shares

That the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each to US$800,000 divided into 800,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 600,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares (the “Share Increase”).

Proposal No. 2 - Approval of the Amendment

That the original Amended and Restated Memorandum and Articles of Association of the Company in their entirety be replaced with new Amended and Restated Memorandum and Articles of Association dated December 2, 2021 (the “December 2021 Amended Articles”). A copy of the December 2021 Amended Articles is annexed hereto as Exhibit 99.1.

Proposal No. 3 – Filing Proposal

That the registered office of the Company be authorized to attend to all required filings with the Registrar of Companies in the Cayman Islands in connection with the Share Increase and the December 2021 Amended Articles.

Proposal No. 1 had been approved, with 57,781,961 votes having been cast in favor, 3,524,498 votes having been cast against the Proposal and 68,739 votes having abstained.

Proposal No. 2 had been approved, with 57,954,798 votes having been cast in favor, 2,898,643 votes having been cast against the Proposal and 521,757 votes having abstained.

Proposal No. 3 had been approved, with 58,189,950 votes having been cast in favor, 2,769,383 votes having been cast against the Proposal and 415,865 votes having abstained.

Termination of the Security Purchase Agreement Dated November 30, 2021

On December 6, 2021, the Company and Hou Sing International Business Limited (“Hou Sing”) entered into a termination and release agreement (the “Termination and Release Agreement”), pursuant to which the securities purchase agreement effective as of November 30, 2021 (the “SPA”) between the Company and Hou Sing was terminated as of December 6, 2021, and the Company and Hou Sing were each released from any and all duties and obligations under the SPA. The form of the Termination and Release Agreement is filed as Exhibit 99.2 to this Current Report on Form 6-K and such document is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Memorandum and Articles of Association dated December 2, 2021
99.2	Form of Termination and Release Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 6, 2021

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Basil WILSON
Name:	Basil WILSON
Title:	Chief Executive Officer

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